Exhibit 99

TXU ELECTRIC DELIVERY COMPANY

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended June 30, 2005
(millions of dollars)
Operating revenues:
Affiliated	$1,351
Nonaffiliated	948

Total operating revenues	2,299

Operating expenses:
Operation and maintenance	807
Depreciation and amortization	431
Income taxes	121
Taxes, other than income	381

Total operating expenses	1,740

Operating income	559

Other income and deductions:
Other income	5
Other deductions	42
Nonoperating income taxes	9
Interest income	60
Interest expense and related charges	274

Income before cumulative effect of change in accounting principle	299

Cumulative effect of change in accounting principle, net of tax	2

Net income	$301